SCHEDULE 13D

                                 (Rule 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                    Under the Securities Exchange Act of 1934

                                FirstFlight, Inc.
                        --------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         -------------------------------
                         (Title of Class of Securities)

                                   32025R 10 4
                        --------------------------------
                                 (CUSIP Number)

                                Robert W. Berend
                              Wachtel & Masyr, LLP
                              110 East 59th Street
                            New York, New York 10022
                                 (212) 909-9602
               ---------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 30, 2007
                         -------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                                   Page 1 of 6

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                                                                     Page 2 of 6

1.    NAME OF REPORTING PERSON

      Thomas Iovino

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |_|

3.    SEC USE ONLY

4.    SOURCE OF FUNDS

      PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

      NUMBER OF                  7.      SOLE VOTING POWER

      SHARES                             2,000,250 shares

      BENEFICIALLY               8.      SHARED VOTING POWER

      OWNED BY                           0 shares

      EACH

      REPORTING                  9.      SOLE DISPOSITIVE POWER

      PERSON                             2,000,250 shares

      WITH                       10.     SHARED DISPOSITIVE POWER

                                         0 shares

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,000,250 shares

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |X|

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.4%

14.   TYPE OF REPORTING PERSON

      IN

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                                                                     Page 3 of 6

Item 1.  Security and Issuer

      This Statement on Schedule 13D, filed with respect to an event that occurred on April 30, 2007, relates to shares of the Common Stock, $0.001 par value (the "Common Stock"), of FirstFlight, Inc., a Nevada corporation (the "Issuer"), whose principal executive offices are located at 236 Sing Sing Road, Elmira-Corning Regional Airport, Horseheads, NY 14845. On April 30, 2007, the Issuer registered the Common Stock pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Item 2. Identity and Background

      (a), (b), (c) and (f). This Statement on Schedule 13D is filed on behalf of Thomas Iovino (the "Reporting Person"). In addition to his principal occupation indicated in the next following table, the Reporting Person serves as a director of the Issuer. The following table sets forth the name, the business address, the principal occupation, and the citizenship of the Reporting Person:

      Name:                      Thomas Iovino

      Business Address:          c/o Judlau Contracting, Inc.
                                 26-15 Ulmer Street
                                 College Point, NY  11354

      Principal Occupation:      Manages his own contracting firm.

      Citizenship:               United States

      (d) - (e). During the five years prior to the date hereof, the Reporting Person (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

      The Reporting Person used his personal funds to purchase the 1,250,250 shares of the Common Stock and the Investor Warrant in the Issuer's private placement as described in the first paragraph of the Reporting Person's response to Item 4 of this Schedule 13D.

Item 4. Purpose of the Transaction

      On September 1, 2006, the Reporting Person has purchased 1,250,250 shares of the Common Stock as part of units in the Issuer's private placement which closed on that date. He also acquired as part of the units a Warrant expiring August 31, 2011 (the "Investor Warrant") to purchase 750,000 shares of the Common Stock at $1.00 per share. A copy of the form of Investor Warrant is filed (by incorporation by reference) as Exhibit A hereto and is incorporated herein.

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                                                                     Page 4 of 6

      The Reporting Person has been granted as a director of the Issuer, pursuant to the Issuer's Stock Option Plan of 2005 (the "Stock Option Plan"), an option expiring March 18, 2012 to purchase 25,000 shares of the Common Stock at $0.36 per share, which option will not become exercisable until March 19, 2008 and, accordingly, the Reporting Person is not deemed to be the beneficial owner of the shares as of this date. A copy of the Stock Option Plan is filed (by incorporation by reference) as Exhibit B to this Schedule 13D and is incorporated by this reference.

      The Reporting Person currently has no specific plans or proposals which would result in:

            (a) The acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer;

            (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

            (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

            (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board should they occur;

            (e) Any material change in the present capitalization or in the dividend policy of the Issuer;

            (f) Any other material change in the Issuer's business or corporate structure;

            (g) Changes in the Issuer's charter or bylaws or other actions which might impede the acquisition of control of the Issuer by any person;

            (h) Causing the Common Stock to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i) The Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act;

            (j) Any action similar to any of those enumerated.

      However, the Reporting Person reserves the right to acquire additional shares of the Common Stock in the open market, upon exercise of warrants and options or otherwise and/or to pursue any of the above items which he deems appropriate. The Reporting Person also reserves the right to sell the shares that he has purchased or has the right to purchase, including pursuant to the Issuer's Registration Statement on Form SB-2, File No. 333-138994, under the Securities Act of 1933, as amended (the "Securities Act").

Item 5. Interest in Securities of the Issuer

      (a) The Issuer reported a total of 36,583,987 shares of the Common Stock issued and outstanding as of March 31, 2007. Based on such total, the Reporting Persons may be deemed the beneficial owner of an aggregate of 2,000,250 shares of the Common Stock or 5.4% of the outstanding shares. Reference is made to the Reporting Person's response to Item 4 of this Schedule 13D where he reports the Investor Warrant for information with respect to the shares of the Common Stock as to which he only has the right to acquire the shares.

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                                                                     Page 5 of 6

      (b) The Reporting Person has the sole power to vote and the sole power to dispose of (subject to compliance with the Securities Act), an aggregate of 1,250,250 shares of the Common Stock. A holder of the Investor Warrant does not have the right to vote the underlying shares of the Common Stock until the Warrant is exercised. Although the Reporting Person may transfer the Investor Warrant subject to compliance with the Securities Act, there is no public market for such security.

      (c) The only transaction by the Reporting Person in the Common Stock during the past 60 days was as the grantee of the option reported in Item 4 to this Schedule 13D.

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Except for agreements with the Issuer described in this Schedule 13D, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with one or more security holders of the Issuer or any other person with respect to the purchase, holding, voting or disposition of shares of the Common Stock or other securities of the Issuer which are convertible or exercisable into such shares. The Reporting Person has a registration commitment under the Securities Act from the Issuer granted to him, together with the other investors, in the Issuer's private placements in September 2006. The registration commitment with respect to Thomas Iovino relates to the 1,250,250 shares and the 750,000 underlying shares subject to the Investor Warrant reported in Item 4 to this Schedule 13D. A copy of the form of Subscription Agreement in which the registration commitment was given by the Issuer is filed (by incorporation by reference) as Exhibit C to this Schedule D and is incorporated herein by this reference. The Reporting Person reserves the right to enter into any such contract, arrangement, understanding or relationship as is described in the first sentence of this Item 6 to this
Schedule 13D in the future.

Item 7.  Material to be Filed as Exhibits

                  Exhibit A         Form of Warrant expiring August 31, 2011
                                    is incorporated herein by reference to the Issuer's Current Report on Form 8-K filed on
                                    September 8, 2006.

                  Exhibit B         Copy of Stock Option Plan of 2005 is
                                    incorporated herein by reference to the
                                    Issuer's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005.

                  Exhibit C         Form of Subscription Agreement (including
                                    registration rights commitment) is
                                    incorporated herein by reference to the
                                    Issuer's Registration Statement on Form
                                    SB-2, File No. 333-138994.



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                                                                     Page 6 of 6
                                   Signatures

      After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 8, 2007

                                                     /s/ Thomas Iovino
                                                     -----------------
                                                         Thomas Iovino